Ex. T3A.73

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 06:00 pm 02/13/2003
030098291 – 3625796

CERTIFICATE OF FORMATION OF
UR of Nashua NH, LLC
ARTICLE 1
NAME
The name of the Limited Liability Company is UR of Nashua NH, LLC (the “LLC”).
ARTICLE II
REGISTERED OFFICE AND REGISTERED AGENT
The address of the registered office of the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801.  The name of the registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned authorized person, George W. Herz II, has executed this Certificate of Formation of UR of Nashua NH, LLC this 13th day of February, 2003 in accordance with the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.)

  /s/ George W. Herz II
George W. Herz II
Authorized Person